Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following letter from Thomas Kendra, Senior Vice President, Worldwide Sales of Symantec, was distributed to certain of Symantec’s customers on December 16, 2004.

December X, 2004

Name
Company
Address
City, ST, Zip

Dear VALUED CUSTOMER,

Information is the lifeblood of every modern organization. We know that you are working to balance the need to both secure that information and make it available, ensuring its integrity. We believe information integrity provides the most cost-effective, responsive way to keep businesses up, running and growing no matter what.

On December 16, 2004, Symantec Corporation, the world leader in Information Security, and VERITAS Software Corporation, the world leader in Storage Software announced that they have signed a merger agreement. The planned merger is subject to regulatory and shareholder approvals. We currently anticipate closing in the second calendar quarter of 2005.

The combined company will offer you a more effective way to secure and manage your most valuable asset, your information. In addition, as a single company post merger, our objective is to work with you reduce the costs and complexities of managing security and data. And we will provide security and availability across multiple platforms, from the desktop to the data center.

Until the merger closes we will work with you “business as usual” and are committed to continue to deliver the high level of service and support you are accustomed to from our organizations.

Our belief is that customers will receive significant benefit from a company capable of providing end-to-end information security and availability solutions. If you would like more information about the merger immediately and greater details about the benefits of this merger to your organization, please visit www.symantec.com or contact your Symantec account manager.

In closing, we thank you for your business and look forward to establishing an even greater partnership moving forward.

Sincerely,

Thomas Kendra
Senior Vice President, Worldwide Sales

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.